Filed by Avanex Corporation
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Exchnge Act of 1934

Subject Company:  Oplink Communications, Inc.
(Commission File No. 333-85906)

Avanex announces Q4 revenues of $8.0 million
and 2002 annual revenues of $33.7 million

FREMONT, Calif. – (July 29, 2002) – Avanex Corporation (Nasdaq: AVNX), pioneer of photonic processors that enable next generation optical networks, today reported results for its fourth quarter and full fiscal year, which ended June 30, 2002.

Avanex President and Chief Executive Officer Paul Engle commented, “For the past 12 months we have seen a significant decline in overall demand for telecommunications equipment which has had a negative impact on our results. While the business environment remains challenging, we continue to see significant interest in design activity for our suite of intelligent optical modules and subsystems. We are working with our customer base of both systems integrators and carriers on developing next generation products that increase network performance and lower costs. In addition, we currently are scheduled to close our proposed merger with Oplink Communications during the first quarter of fiscal 2003. When you combine all of these factors, we believe that we will be very well positioned to capitalize on a recovery in this industry, when it occurs.”

“During the past year, we succeeded in strengthening the company’s position in the marketplace through a number of initiatives, including the acquisition of LambdaFlex, the enhancement of our product portfolio with the release of our advanced intelligent optical products, the realization of certain cost saving activities, and the expansion of our design initiatives with core customers.”

“We announced the LambdaFlex acquisition just 9 months ago, and are already integrating their technology into a number of our product families. We have begun sampling these products with customers and the feedback has been strongly positive. Through the LambdaFlex acquisition and our own internal developments, we have enhanced our product portfolio through the release of a number of new products, including the PowerShaper™ FDS Dispersion Compensation Processor, PowerRouter™ Reconfigurable Optical Wavelength Router and PowerLeveler™ Dynamic Gain Equalizer. As a result of this development activity, we believe that we currently have one of the strongest product pipelines for next generation optical solutions.”

“During fiscal year 2002, we focused on reducing our cash burn rate and lowering our break-even level through certain cost cutting measures. While we remain committed to our long-term goal of generating operating cash flow, we continue to invest resources today into research and development activities to maintain our technology leadership and competitive advantage.”

“During this past year we also increased our design-in activity with many of our core customers. We remain committed to our strategy of becoming a strategic supplier to the key systems integrators and carriers in their demands for intelligent optical modules and subsystems. Through discussions with our customers, we believe that our suite of products is gaining traction in the marketplace.”

“Finally, as I mentioned earlier, we are scheduled to close the proposed Avanex/Oplink merger during the first quarter of fiscal 2003. We are very excited about the prospects for this merger, which we believe will create a leader in optical subsystems, modules and components. The combined company will have one of the broadest portfolios of passive products, a diversified customer base, and a strong balance sheet with roughly $400 million in cash and cash equivalents.”

Engle concluded, “We are executing on our strategy to become the leading provider of next generation optical solutions. Although near-term business visibility remains uncertain in what continues to be a challenging market, we believe that our value proposition is compelling.”

Quarterly Financial Results
Net revenues for the quarter ended June 30, 2002 were $8.0 million, a decrease of $2.2 million over the company’s revenues of $10.2 million for the prior quarter ended March 31, 2001. Net revenue for the quarter ended June 30, 2002 decreased $10.2 million from $18.2 million in the prior year quarter ended June 30, 2001.

Net loss determined under generally accepted accounting principles (GAAP) for the quarter ended June 30, 2002 was $12.5 million, or $0.19 per share. This GAAP net loss compared to a net loss of $30.1 million or $0.45 per share for the prior quarter ended March 31, 2001, and a net loss of $47.8 million or $0.80 per share for the prior year quarter ended June 30, 2001.

Net loss excluding the special items is $10.4 million or $0.16 per share for the quarter ended June 30, 2002. Special items reduced the amount of the net loss by $2.1 million, resulting from the utilization of $2.2 million excess inventory previously written off; the settlement of non-cancelable purchase commitment of $0.6 million, as well as non-cash charges for $1.8 million amortization of deferred stock compensation, the amortization of $2.6 million intangibles including goodwill for the Holographix acquisition, and additional $0.4 million provision for excess inventory.

Annual Financial Results
Net revenues for the year ended June 30, 2002 were $33.7 million, a decrease of $97.5 million over the company’s revenues of $131.2 million for the prior year ended June 30, 2001.

Net loss determined under generally accepted accounting principles (GAAP) for the year ended June 30, 2002 was $77.8 million, or $1.21 per share. This GAAP net loss compared to a net loss of $119.5 million or $2.07 per share for the prior year ended June 30, 2001.

Net loss excluding the special items is $31.3 million or $0.49 per share for the year ended June 30, 2002. Special items reduced the amount of the net loss by $46.5 million, resulting from the utilization of $5.9 million excess inventory previously written off; the settlement of non-cancelable purchase commitment of $1.2 million, as well as non-cash charges for $16.6 million amortization of deferred stock compensation, the amortization of $10.5 million intangibles including goodwill for the Holographix acquisition, the $5.4 million acquired in-process research and development for LambdaFlex, additional $16.7 million restructuring charges primarily related to excess facilities, and additional $4.3 million provision for excess inventory.

On July 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. Because of the current business conditions, we accelerated the process of completing the required transition impairment evaluation. That evaluation was recently completed and indicates a transitional impairment charge for all of our goodwill and indefinite lived intangible assets at June 30, 2002 of approximately $37.5 million. This impairment resulted from the downward trend and near-term outlook in our industry which impaired the value of goodwill and indefinite lived intangible assets arising from our acquisitions of Holographix, Inc. and LambdaFlex, Inc. This charge is expected to be reflected in the first quarter of fiscal 2003 as the cumulative effect of a change in accounting principle.

Conference Call
Avanex will host a conference call scheduled today, July 29, at 4:30 p.m. EST. The number for the conference call is 888-935-0259. The password is “Photonics.” A replay of the conference call will be available through August 5, 2002, at 402-998-1437.

About Avanex
Avanex designs, manufactures and markets photonic processors for the communications industry. Avanex’s photonic processors offer communications service providers and optical systems manufacturers greater levels of performance and miniaturization, reduced complexity and increased cost-effectiveness as compared to current alternatives.

Avanex was incorporated in 1997 and is headquartered in Fremont, Calif. In addition to a development and manufacturing facility in Fremont, the Company also maintains The Photonics CenterTM in Richardson, Texas. To learn more about Avanex, visit its web site at: www.avanex.com.

Forward-looking Statements
This press release contains forward-looking statements including forward-looking statements regarding new product and technology initiatives, new project designs, our expected results for our fiscal first quarter, prevailing market conditions, our ability to successfully introduce new products and the proposed merger with Oplink. Actual results could differ materially from those projected in or contemplated by the forward-looking statements. Factors that could cause actual results to differ include general economic conditions, the pace of spending and timing of economic recovery in the telecommunications industry and in particular the optical networks industry, the Company’s inability to sufficiently anticipate market needs and develop products and product enhancements that achieve market acceptance, any slowdown or deferral of new orders for our products, higher than anticipated expenses the Company may incur in future quarters or the inability to identify expenses which can be eliminated, the impact of the Company’s restructuring on its ability to achieve increased efficiencies in its operations and the possibility that the proposed merger with Oplink may not close, or that the closing may be delayed. In addition, please refer to the risk factors contained in the Company’s SEC filings including the Company’s Registration Statement on Form S-4 filed with the SEC on July 15, 2002.

Avanex assumes no obligation and does not intend to update these forward-looking statements.

Additional information about the merger and where to find it.
On July 15, 2002, Avanex filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of Avanex and Oplink are urged to read the definitive joint proxy statement/prospectus filed with the SEC on July 15, 2002 and any other relevant materials filed by Avanex and Oplink with the SEC because they contain, or will contain, important information about Avanex, Oplink and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Avanex or Oplink with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the materials filed with the SEC by Avanex and Oplink by contacting Avanex or Oplink. In addition to the registration statement on Form S-4 that has been filed by Avanex in connection with the transaction, and the definitive joint proxy statement/prospectus that has been mailed to the stockholders of Avanex and Oplink in connection with the transaction, each of Avanex and Oplink file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC’s public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC’s other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Avanex and Oplink with the SEC are also available for free at the SEC’s web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Avanex and Oplink.

Avanex, Oplink and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Avanex and Oplink in favor of the Merger. A description of the interests of Avanex’s executive officers and directors in Avanex is set forth in the proxy statement for Avanex’s 2001 Annual Meeting of Stockholders, which was filed with the SEC on September 17, 2001. A description of the interests of Oplink’s executive officers and directors in Oplink is set forth in the proxy statement for Oplink’s 2001 Annual Meeting of Stockholders, which was filed with the SEC on October 5, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Avanex’s and Oplink’s executive officers and directors in the Merger by reading the definitive joint proxy statement/prospectus filed by Avanex with the SEC on July 15, 2002.

Contact Information:

Investor Relations	Media
Mark Weinswig	Tony Florence
Phone: 510-897-4344	Phone: 510-897-4162
Fax: 510-897-4345	Fax: 510-979-0198
e-mail: mark_weinswig@avanex.com	e-mail: tony_florence@avanex.com

AVANEX CORPORATION
Condensed Consolidated Statements of Operations
(In thousands, except per share data)
(Unaudited)

	Three Months Ended June 30,		Twelve Months Ended June 30,

	2002	2001	2002	2001
Net revenue	$8,026	$18,218	$33,686	$131,244
Cost of revenue	6,175	26,459	27,789	110,794
Stock compensation	145	395	166	8,764

Gross profit (loss)	1,706	(8,636)	5,731	11,686

Operating expenses:
Research and development	6,257	7,924	24,076	37,856
Sales and marketing	1,928	2,687	6,657	15,493
General and administrative	2,383	1,872	8,043	11,862
Stock compensation	1,693	6,721	16,482	41,589
Acquired in-process research and development	—	—	5,445	4,700
Amortization of intangibles	2,632	2,617	10,502	9,653
Restructuring charge	(9)	22,586	16,656	22,586

Total operating expenses	14,884	44,407	87,861	143,739

Loss from operations	(13,178)	(53,043)	(82,130)	(132,053)
Other income, net	653	2,044	4,353	12,521

Loss before income taxes	(12,525)	(50,999)	(77,777)	(119,532)
Income taxes (benefits)	—	(3,209)	—	—

Net loss	$(12,525)	$(47,790)	$(77,777)	$(119,532)

Basic and diluted net loss per common share	$(0.19)	$(0.80)	$(1.21)	$(2.07)

Weighted average shares used in computing basic and diluted net loss per common share	67,020	59,946	64,308	57,620

Calculation of net loss excluding special items:
Net loss per above	$(12,525)	$(47,790)	$(77,777)	$(119,532)
Cost of revenue items:
Provision for excess inventory	402	13,884	4,345	35,475
Settlement of non-cancelable purchase commitment	(560)	—	(1,150)	—
Utilization of excess inventory previously written off	(1,918)	—	(5,364)	—
Stock compensation	145	395	166	8,764

	(1,931)	14,279	(2,003)	44,239
Operating expenses items:
Stock compensation	1,693	6,721	16,482	41,589
Acquired in-process research and development	—	—	5,445	4,700
Amortization of intangibles	2,632	2,617	10,502	9,653
Utilization in R&D of excess inventory previously written off	(262)	—	(554)	—
Restructuring charge	(9)	22,586	16,656	22,586

	4,054	31,924	48,531	78,528

Net loss excluding special items	$(10,402)	$(1,587)	$(31,249)	$3,235

AVANEX CORPORATION
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	June 30, 2002	June 30, 2001
Assets
Current assets:
Cash and cash equivalents	$29,739	$79,313
Short-term investments	106,346	125,278
Accounts receivable, net	4,855	13,977
Inventories	6,515	6,451
Other current assets	801	877

Total current assets	148,256	225,896
Long-term investments	40,984	16,462
Property and equipment, net	18,872	25,864
Intangibles, net	38,977	42,724
Other assets	3,308	643

Total assets	$250,397	$311,589

Liabilities and stockholders’ equity
Current liabilities:
Short-term borrowings	$6,035	$6,488
Accounts payable	2,539	13,506
Current portion of accrued restructuring	4,349	7,333
Other accrued expenses	3,947	6,563
Warranty	3,842	5,589
Current portion of long-term obligations	5,020	5,060
Accrued compensation and related expenses	2,942	4,756
Deferred revenue	671	1,948

Total current liabilities	29,345	51,243
Long-term obligations	6,365	12,527
Accrued restructuring	16,689	2,465

Total liabilities	52,399	66,235

Stockholders’ equity:
Common stock	70	65
Additional paid-in capital	495,287	488,341
Notes receivable from stockholders	(1,265)	(2,048)
Deferred compensation	(11,999)	(34,686)
Accumulated deficit	(284,095)	(206,318)

Total stockholders’ equity	197,998	245,354

Total liabilities and stockholders’ equity	$250,397	$311,589